UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant.

Previous independent registered public accounting firm

On October 12, 2020, the Board of Directors (“Board”) of SOS Limited (the “Company”) approved the dismissal of Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) as the Company’s independent registered public accounting firm, effective October 11, 2020. The auditor’s report of Haoxin on the Company’s consolidated financial statements as of and for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles, except for an explanatory paragraph relating to the Company’s ability to continue as a going concern.

During the two most recent fiscal years and through the subsequent interim period preceding Haoxin’s resignation, there were no “disagreements” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) between the Company and Haoxin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Haoxin would have caused Haoxin to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years and through the subsequent interim period preceding Haoxin's resignation, there was one “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F, relating to disclosure of material weaknesses in the Company’s internal control over financial reporting. As previously reported, the following material weaknesses were identified: (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures, specifically those related to period-end expenses cut-off and accruals;  and (iii) inadequate controls with respect to the maintenance of sufficient documentation for, and the evaluation of the accounting implications of, significant and non-routine payment transactions. (iv) a lack of adequate control procedures to ensure compliance with provisions of relevant regulations to prevent the Company from using personal bank accounts for its operation and to manage the usage of bank accounts; and (v) inadequate controls with respect to the maintenance of sufficient documentation for nonrecurring transactions.

We furnished a copy of this disclosure to Haoxin and have requested that Haoxin furnish us with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from Haoxin, and a copy of the letter is filed with this Current Report on Form 6-K as Exhibit 99.1.

New independent registered public accounting firm

On October 12, 2020, the Board of Directors approved the engagement of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2020 and 2019.

During the two most recent fiscal years and through the subsequent interim period preceding Audit Alliance’s engagement, the Company has not consulted with Audit Alliance regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Exhibit No.	Description

99.1	Letter from Shandong Haoxin Certified Public Accountants Co., Ltd. to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2020

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

2